Exhibit 4(a)(29)

SECOND AMENDMENT AND EXTENSION OF LEASE

THIS SECOND AMENDMENT AND EXTENSION OF LEASE (“Amendment”) is made as of the      day of January, 2008 by and between FIRMIN JOINT VENTURE LLC, a Delaware limited liability company having an address at 2 Willow Street, Southborough, MA. (the “Landlord”) and VIRYANET, INC., a Delaware corporation having a mailing address of Two Willow Street, Southborough, Massachusetts (the “Tenant”).

WITNESSETH:

WHEREAS, Landlord and Tenant (formerly known as RTS Software, Inc. entered into that certain lease dated as of January 28, 2000 and FIRST AMENDMENT dated June 30, 2004 (the “Lease”) relating to certain premises (the “Premises”) located in the building known as Two Willow Street, Southborough, Massachusetts, as more particularly described in the Lease; and

WHEREAS, the parties hereto desire to amend and extend the Lease as set forth below.

NOW, THEREFORE, in consideration of the foregoing and for One Dollar ($1.00) and other good and valuable consideration, each of the parties hereto to the other of them in hand this day paid, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follows:

1 . Term. The Term of the Lease shall expire and come to an end on June 30, 2011 unless sooner terminated as provided in the Lease.

2. Fixed Rent. Annual Fixed Rent (now calculated on 10,007 rentable square feet) for the period commencing July 1, 2008 and continuing through June 30, 2009 shall be at the annual rate of $185,129.50 ($15,427.46/month); from July 1, 2009 through June 30, 2010 shall be at the annual rate of $187,631.25 ($15,635.94/month); and from July 1, 2010 through June 30, 2011 shall be at the annual rate of $190,133 ($15,844.42/month). In addition to Fixed Rent payable under the Lease, Tenant shall be responsible for payment of an annual electric charge equal to $1.25 per square foot of the Premises.

3. Base Year for Operating; Expense and Taxes. For the purposes of calculating Tenant’s share of Operating Expenses and Real Estate Taxes pursuant to Section 4.2 of the Lease, Section 4.2 shall be modified as follows:

(a)	the Base Year for Operating Expenses shall be fiscal year 2008 (May 1, 2007 – April 30, 2008); and

(b)	the Tax Base Year shall be fiscal year 2009 (e.g., July 1, 2008 through June 30, 2009).

Tenant’s proportionate share is now 25.02% (10,007 ÷ 40,000 square feet).

4. Tenant Improvement Allowance. The tenant improvement allowance in the amount of $15,000 in paragraph 4 of the FIRST AMENDMENT and Extension of Lease dated June 30,2004 shall be applied to the outstanding invoice dated June 21, 2007 for the rent adjustment for May 2006 to April 2007, in the amount of $19,757.60 and such amount shall be considered payment in full of the balance due on said invoice. For the SECOND AMENDMENT and Extension of Lease, Landlord will reimburse Tenant for up to Fifteen Thousand Dollars ($15,000) for Tenant’s improvements to the Premises, whether performed as a single project or multiple smaller projects (“Tenant’s Work”), subject to the following:

(a) Landlord has approved the plans and specifications for Tenant’s Work in accordance with the provisions of the Lease, including without limitation, Section 3.3;

(b) Tenant’s Work shall be performed in a good and workmanlike manner using contractors reasonably acceptable to Landlord;

(c) Tenant shall have furnished evidence reasonably satisfactory to Landlord that all of the Tenant’s Work has been completed and has been paid for in full, and that any and all liens therefore that have been or may be filed have been satisfied of record or waived;

(d) Tenant has delivered a Certificate of Occupancy for Tenant’s Work to Landlord, where applicable;

(e) Tenant shall not be in default under the Lease; and

(f) Tenant shall have submitted receipted bills showing the amount spent by Tenant in performing Tenant’s Work (exclusive of furniture, fixtures and equipment).

Landlord’s payment shall be due thirty (30) days after Tenant has submitted all of the items required by this Paragraph 4.

In the event Tenant owes Landlord any amount pursuant to the Lease at the time Landlord’s payment is due, Landlord shall have the right to offset such amount from Landlord’s payment.

5. Brokers. Each party represents and warrants that it has dealt with no broker other than R. W. Holmes Realty (the “Broker”) in connection with this Amendment, and each agrees to defend, indemnify and save the other harmless from and against any and all claims for commission arising out of this Amendment by any broker other than that named herein. Landlord shall be responsible for any fees and commissions due to the Broker in connection with this Amendment.

6. Use of Facility. Tenant may use Landlord’s board room (the “Board Room”) located on the third floor of the Building, at no charge, for up to three (3) days during each calendar year during the term of the Lease, subject to the following:

(a)	The use of the Board Room shall be scheduled upon prior notice to Landlord at a time mutually acceptable to Landlord and Tenant and in any event shall be between 9:00 a.m. and 5:00 p.m., Monday through Friday.

(b)	Tenant may use the Board Room only for meetings directly related to Tenant’s business.

(c)	Tenant shall be responsible, at its sole cost, for all set-up, meeting logistics and clean-up of the Board Room related to its use.

(d)	The use of the Board Room shall be personal to Tenant and may not be assigned to any assignee or subtenant of Tenant.

7. Assignment/Subletting. If, for any assignment or sublease consented to by Landlord, Tenant receives rent or other consideration either initially or over the term of the assignment or sublease in excess of the rent called for under the Lease, or in the case of sublease of part, in excess of such rent fairly allocable to the part, after appropriate adjustments to assure that all other payments called for under the Lease are appropriately taken into account, and after deduction for reasonable expenses of Tenant in connection with, and amortized over the term of the assignment or sublease, Tenant agrees to pay to Landlord as additional rent fifty percent (50%) of the excess of each such payment of rent or other consideration received by Tenant promptly after its receipt.

8. Lease Confirmed. Except as expressly set forth herein, the Lease is not otherwise amended or terminated, remains in full force and effect, and is hereby ratified and confirmed by the parties.

9. Captions. Captions used in this Amendment are for convenience only and shall not be used to construe any term or provision of this Amendment.

10. Definitions. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Lease.

11. Effective Date. This Amendment shall be effective as of July 1, 2008.

IN WITNESS WHEREOF, the parties have executed this Amendment in any number of counterpart copies, each of which shall be deemed an original for all purposes as of the day and year first above written.

WITNESS:	FIRMIN JOINT VENTURE LLC

By:
Name:
Its:

VIRYANET, INC.

By:
Name:
Its:

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